STERLING FINANCIAL CORPORATION Focus Execution Performance 2006 ANNUAL REVIEW

CONTENTS

1	CORPORATE PROFILE

1	ANNUAL MEETING AND FORM 10-K

2	FINANCIAL CHARTS

3	FINANCIAL HIGHLIGHTS

4	LIST OF SERVICES

5	PERFORMANCE SUMMARY

6	LETTER TO SHAREHOLDERS

8	HISTORICAL TIMELINE FOR STERLING FINANCIAL CORPORATION AND MAP

9	BUSINESS DESCRIPTIONS

10	“FOCUS.EXECUTION.PERFORMANCE.”

14	CORPORATE SUPPORT

14	COMMUNITY SUPPORT

16	CONSOLIDATED BALANCE SHEETS

17	CONSOLIDATED STATEMENTS OF INCOME

18	STERLING FINANCIAL CORPORATION BOARD OF DIRECTORS

19	AFFILIATE BOARDS OF DIRECTORS

20	STERLING FINANCIAL CORPORATION MANAGEMENT

IBC	CORPORATE BACKGROUND

CORPORATE PROFILE

ANNUAL MEETING

The Sterling Financial Corporation Shareholders Annual Meeting and Shareholders Breakfast will be held on Tuesday, May 8, 2007, at The Host Resort & Conference Center on Route 30 (2300 Lincoln Highway East) in Lancaster, Pa. The breakfast will begin at 8 a.m.; the annual meeting will follow at 9 a.m.

FORM 10-K

A copy of the corporation’s annual report on Form 10-K, which was filed with the Securities and Exchange Commission, may be obtained without charge by contacting:

INVESTOR RELATIONS

Sterling Financial Corporation

P.O. Box 38

East Petersburg, PA 17520

drgallagher@sterlingfi.com

With assets of $3.3 billion and investment assets under administration of $2.8 billion, Sterling Financial Corporation (NASDAQ: SLFI) is a diversified financial services company based in Lancaster, Pa. Sterling Banking Services Group affiliates offer a full range of banking services in south-central Pennsylvania, northern Maryland and northern Delaware. The group also offers correspondent banking services in the Mid-Atlantic region to other companies within the financial services industry and banking-related insurance services. Sterling Financial Services Group affiliates provide specialty commercial financing, fleet and equipment leasing, and investment, trust and brokerage services. Visit www.sterlingfi.com for more information.

BANKING SERVICES GROUP —

Banks:

Pennsylvania: Bank of Lancaster County, N.A.; Bank of Lebanon County; PennSterling Bank; and Pennsylvania State Bank.

Pennsylvania and Maryland: Bank of Hanover and Trust Company.

Maryland: Bay First Bank

Delaware: Delaware Sterling Bank & Trust Company.

Correspondent banking services: Correspondent Services Group (provider of Sterling services to other financial institutions).

Insurance services: Lancaster Insurance Group, LLC (independent insurance agency) and Sterling Financial Settlement Services, LLC (title insurance agency).

FINANCIAL SERVICES GROUP —

Specialty commercial financing: Equipment Finance LLC (commercial financing company for the soft pulp, logging and land-clearing industries, serving primarily the paper industry in the southeastern United States).

Fleet and equipment leasing: Town & Country Leasing, LLC (nationwide fleet and equipment leasing/financing company).

Trust, investment and brokerage services: Sterling Financial Trust Company (trust and investment services), Church Capital Management, LLC (registered investment advisor) and Bainbridge Securities Inc. (securities broker/dealer).

STERLING FINANCIAL CORPORATION

VALUE OF 100 SHARES PURCHASED 6/30/1987

(DIVIDENDS REINVESTED)

STERLING FINANCIAL CORPORATION

COMPARISON OF TOTAL RETURNS

(INCLUDES DIVIDENDS)

NET INCOME(1)

2006	41,582

2005	39,057

2004	33,055

2003	29,059

2002	24,745

DILUTED EARNINGS PER SHARE(1)

2006	1.41

2005	1.33

2004	1.20

2003	1.08

2002	0.94

RETURN ON AVERAGE REALIZED EQUITY (1, 2)

2006	13.59%

2005	13.89%

2004	14.88%

2003	15.10%

2002	14.47%

EFFICIENCY RATIO(1, 3)

2006	59.12%

2005	59.50%

2004	60.40%

2003	59.20%

2002	60.20%

(1)             Based on continuing operations.

(2)             Excludes unrealized gains (losses) on securities available for sale (other comprehensive income).

(3)             Depreciation on operating leases is netted with rental income. Certain non-recurring items may also be excluded from net income.

FINANCIAL HIGHLIGHTS

STERLING FINANCIAL CORPORATION

For the year ending December 31:
(Dollars in thousands, except per share data)	2006	2005	% Change
EARNINGS:
Interest income	$205,541	$172,178	19.4%
Interest expense	83,496	57,905	44.2%
Net interest income	122,045	114,273	6.8%
Provision for loan losses	5,171	4,383	18.0%
Non-interest income	67,670	60,089	12.6%
Securities gains	1,485	861	72.5%
Non-interest expense	126,640	116,826	8.4%
Net income from continuing operations	41,582	39,057	6.5%
Discontinued operations, net of tax	(5,130)	210	n/m (4)

Net income	$36,452	$39,267	(7.2)%

PER COMMON SHARE INFORMATION:
Basic earnings per share
Continuing operations	$1.43	$1.35	5.9%
Discontinued operations	(0.17)	0.01	n/m (4)
	1.26	1.36	(7.4)%
Diluted earnings per share
Continuing operations	1.41	1.33	6.0%
Discontinued operations	(0.17)	0.01	n/m (4)
	1.24	1.34	(7.5)%
Cash dividends declared	0.580	0.538	7.8%
Book value	11.14	10.31	8.1%
Realized book value (1)	11.05	10.17	8.7%
Tangible book value (1)	7.94	7.74	2.6%

CONTINUING OPERATIONS PROFITABILITY RATIOS:
Return on average equity	13.49%	13.55%
Return on average realized equity (1)	13.59%	13.89%
Return on average tangible equity (2)	18.56%	18.66%
Return on average assets	1.36%	1.38%
Efficiency ratio (3)	59.12%	59.50%

FINANCIAL CONDITION AT YEAR-END:
Total assets	$3,279,835	$2,965,737	10.5%
Assets of discontinued operations	—	16,836	(100.0)%
Securities	481,546	484,008	(0.5)%
Loans, net	2,337,099	2,083,083	12.2%
Deposits	2,615,912	2,226,287	17.5%
Borrowed funds	283,670	396,845	(28.5)%
Stockholders’ equity	330,585	298,086	10.9%

(1)             Excludes unrealized gains (losses) on securities available for sale (other comprehensive income).

(2)             Excludes the amortization of intangible assets from net income and subtracts the average balance of intangible assets from average realized stockholders’ equity.

(3)             Depreciation on operating leases is netted with rental income. Certain non-recurring items may also be excluded from net income.

(4)             Not meaningful.

STERLING FINANCIAL CORPORATION’S

BROAD BASE OF FINANCIAL SERVICES

Correspondent banking services:

• loan participations bought and sold

• direct institutional lending

• Fed funds trading

• international services

• fleet and equipment leasing

• securities custody

• trust consulting and processing

• trust investment advisory services

Personal banking services:

• checking accounts

• savings accounts

• safe deposit boxes

• consumer loans

• mortgages

• certificates of deposits

• individual retirement accounts

• health savings accounts

• credit/debit cards

Bainbridge Securities services:

• mutual funds

• fixed and variable annuities

• fixed income investments

• college savings 529 plans

• stocks

• bonds

• individual retirement accounts

Church Capital Management services:

• investment advisory services

• portfolio management

Sterling Financial Trust Company services:

• financial planning for retirement, educational, charitable and other individual goals

• estate planning and administration

• trust administration including living trusts, trusts under will, charitable trusts, power of attorney accounts and special needs and guardianship accounts

• benefit plans and profit sharing plans

• individual retirement accounts

Business banking services:

• business checking

• business savings

• business debit and credit cards

• cash management

• employee retirement plans

• business lending

• dealer services

• agricultural lending

• Internet business solutions (iSolutions)

• international services

• merchant payment services

• municipal product offerings

• interest rate hedging solutions

Sterling Financial Settlement Services for individuals and businesses:

• title and lien searches

• commercial title insurance

• retail title insurance

• closing and settlement services

Lancaster Insurance Group services:

• life insurance

Town & Country Leasing services:

• finance or operating lease contracts

• installment sales contracts

• fleet management

• vendor services

• equipment leasing

• equipment financing

• syndication services

Equipment Finance services:

• finances the purchases of income producing equipment for companies and owner/operators in the soft pulp, logging and land-clearing industries, serving primarily the paper industry in the southeastern United States

• originates and services contracts primarily through independent equipment dealers

PERFORMANCE SUMMARY

During 2006, alignment and execution were our primary focuses as we grew organically and through an acquisition. We met challenges associated with the interest-rate environment and made adjustments to assure our long-term success. Operating and financial highlights for the year follow:

OPERATING PERFORMANCE

•       Creation of a chief revenue officer post aligned the two revenue-producing groups — the Banking Services Group and the Financial Services Group. The segment leaders for personal services and business services also report to the chief revenue officer, and one of their roles is to align services across the corporation to avoid silo-type operations. Trust, investment and brokerage services were aligned as the Sterling Investment Services Group.

•       Sterling continued its focus on providing exceptional customer experiences with an emphasis on training to use a powerful new information system — one that centralizes data on customer relationships and facilitates the customer referral process company-wide. The new system and associated training are a multi-year, multi-million dollar investment for Sterling.

•       Bank connection centers in Lancaster and Hanover were linked technologically to provide a centralized source for serving customer calls.

•       Sterling acquired Bay Net Financial Services of Bel Air, Md., on Oct. 27 2006, and Bay First Bank (assets of approximately $255 million) was formed through the union of Bay Net A Community Bank and First National Bank of North East. Bay First Bank’s six branches serve Cecil and Harford counties in the high-growth area of northern Maryland.

•       Two new Pennsylvania branches were opened — one in Gettysburg for Bank of Hanover and Trust Company and another in the Reading area for PennSterling Bank. A third was under construction at the end of 2006 in northern Maryland for Bay First Bank.

•       Three business lines were sold in December —Corporate Healthcare Strategies (d/b/a StoudtAdvisors), Professional Services Group and certain property and casualty assets of Lancaster Insurance Group.

FINANCIAL PERFORMANCE (Continuing Operations)

•       Year-end total assets were approximately $3.3 billion, up 10.5 percent from $3.0 billion at the end of 2005.

•       Net income was $41.6 million, up $2.5 million or 6.5 percent over 2005. Discontinued operations noted under Operating Performance resulted in an after-tax loss of $5.1 million, reducing total net income for the year to $36.5 million, compared to $39.3 million in the prior year.

•  Diluted earnings per share totaled $1.41 for 2006, an increase of 6.0 percent versus $1.33 in 2005.

•       Return on average assets, return on average realized equity and return on average tangible equity were 1.36 percent, 13.59 percent and 19.76 percent, respectively, for 2006 as compared to 1.38 percent, 13.89 percent and 20.13 percent, respectively, for 2005.

•       Non-interest income, excluding gains on sale of securities, rose 12.6 percent to $67.7 million. Fee income as a percentage of total revenue was 35.7 percent in 2006, as compared to 34.5 percent in 2005.

•       Net interest income increased 6.8 percent to $122.0 million. Our net interest margin was 4.71 percent for 2006 compared to 4.81 percent for 2005.

•       Loan outstandings totaled $2.4 billion at Dec. 31, 2006 — a $256 million or 12.2 percent increase from Dec. 31, 2005 (9.3 percent excluding the Bay Net acquisition). At Dec. 31, 2006, total deposits were $2.6 billion, an increase of $390 million or 17.5 percent from Dec. 31, 2005 (14.1 percent excluding the impact of the Bay Net acquisition.)

•       Credit quality remained strong. Non-performing loans to total loans were 0.16 percent for 2006 compared to 0.22 percent for 2005. Net charge-offs to total average loans were 0.15 percent for 2006 compared to 0.11 percent for 2005. At Dec. 31, 2006, the allowance for loan losses of $23.4 million represented 0.99 percent of total loans compared to 1.00 percent at the end of 2005.

LETTER TO SHAREHOLDERS

                While every year seems to have its unique events or accomplishments to tell you about, 2006 was a particularly challenging one. For virtually all of 2006, short and long term interest rates were almost identical, creating what economists refer to as a flat-to-inverted yield curve. In large portions of the financial services industry, this unusual yield curve had a substantial negative impact on margin revenue. Sterling certainly felt the impact, but our broad-based financial services model and diversified revenue stream reduces our vulnerability to interest rate cycles. With great pleasure, we can say that our combination of non-margin revenue and our ability to grow both deposits and loans allowed our continuing operations to turn in good earnings for the year. We also received some gratifying recognition of our performance in our stock price, with a total return of 22.7 percent for the year, out-performing NASDAQ and S&P banking indices by a wide margin.

                Beyond the interest rate environment, 2006 held additional challenges. We addressed the underperformance in some of our insurance businesses, as explained in our third quarter report. The rapidly changing market for employee benefits insurance in our core market and our inability to significantly grow our property and casualty insurance base caused us to exit three insurance-related businesses in 2006. The strategic decisions to exit these non-contributing business lines (shown on the financial pages as “discontinued operations”) will allow greater focus on the continuing operations of Sterling that have the potential to carry us forward.

                Our business strategy to build for the future calls for ongoing investments and enhancements. In 2005, we began a project to invest in our customer strategy through technology and process enhancements over the coming years. These investments are designed to grow revenue and improve the customer experience across Sterling’s affiliates by improving the tools our employees use to support customer interactions. It is a simple decision to invest during the good years. We could have shelved the technology enhancements due to the difficult interest rate environment of 2006 in an effort to cut expenses. But with confidence in our people and in our robust business model, we made the decision in 2006 to continue to invest for growth.

                Several accomplishments are worth noting for the year. Despite the tough decisions and tougher yield curve, Sterling turned in exciting growth and solid earnings. In 2006, deposits grew by 17 percent, loans by 12 percent, and fee-based revenue, excluding security gains, grew by 12.6 percent to make up 36 percent of total revenue. These strong growth numbers helped to offset the margin pressures during the year and demonstrated another advantage of being a broadly diversified company. Growth in diluted earnings per share came in at a solid 6 percent, and we increased dividends for our shareholders for the 19th consecutive year. At year end, our assets stood at $3.3 billion, up over 10 percent, and investment assets under administration stood at $2.8 billion, up 12 percent, compared to the end of 2005. Both measures are at all-time highs.

[PHOTO]

(left) Roger Moyer, President and CEO, Sterling Financial Corporation

(right) Glenn Walz, Chairman, Sterling Financial Corporation

“In 2006, we continued to invest for growth.”

                A strong barometer of future revenues is a company’s ability to grow its customer base. Our successful product and promotion initiatives helped attract significant numbers of new customers. Simultaneously, our commitment to take positive customer experiences to the next level helped improve customer retention. The organic growth in our customer base plus the successful integration of Bay Net Financial produced impressive growth, particularly in our business customer segment. As part of that integration, Bay Net and First National Bank of North East were brought together to form one bank with a new name — Bay First Bank — solidly positioning our company in the growing market of Harford and Cecil counties in Maryland.

                In 2006, we asked more than 1,600 of our bank customers for feedback on our relationships with them, our customer strategy and our performance across a wide variety of touchpoints. We gained valuable insight into those aspects of our services that have the greatest impact, and on areas where they felt that we could improve. The overall results were a gratifying validation of our relationship-oriented customer strategy and the strong loyalty our customers feel. Over 90 percent said they would recommend us; almost 90 percent said they would consider us for additional banking services, and more than half said they would consider using financial services offered through other Sterling affiliates.

                Additional infrastructure initiatives completed during 2006 include new customer management capabilities that include a single view of the customer across affiliates, a robust system to track and facilitate referrals across affiliates, new contact management and productivity software, new e-learning capabilities and a new telephone system that provides significant economies over the prior patchwork of phone systems used by our affiliates. (See the Corporate Support section on page 14 for more detail.) Collectively these enabling initiatives will help us deliver on our customer and shareholder strategies by growing relationships, growing revenue and managing expenses.

                Challenging years create interesting moments of truth for a company. Can it deliver positive earnings while investing for the future in a difficult interest rate environment? Can it stay true to its mission, vision and business model, focusing on growing customers and on growing revenue? Can it address difficult business issues in a way that continues to support its customer, shareholder and employee strategies? We believe that in 2006 we have demonstrated with our actions and with our performance that for Sterling, the answer to all of these questions is yes. We believe that our core value proposition is how we distinguish ourselves with our customers every day. We believe that the key to our growth is doing more business with more customers, and that we have the kind of engaged employee force that will help us accomplish these goals and more. Through focusing on our priorities and executing consistently on our opportunities, we believe we can continue to create commendable performance through the years ahead.

                In tough times, we have shown that our company can rise to the occasion. We’d like to recognize and congratulate the people of Sterling for coming through for all of us, and for all of you.

                Thank you for your continuing support.

                Cordially,

Glenn R. Walz	J. Roger Moyer, Jr.
Chairman	President and Chief Executive Officer

Historical Timeline for Sterling Financial Corporation

1987	1999	2000	2001	2002	2003	2004	2005	2006

Sterling Financial Corporation formed as a bank holding company of First National Bank of Lancaster County and its subsidiary Town & Country Leasing – First National Bank of Lancaster County name changed to Bank of Lancaster County, N. A.

	First National Bank of North East joins Sterling Financial Corporation – Lancaster Insurance Group, LLC, formed as Sterling Financial Corporation joint venture affiliate	Bank of Hanover and Trust Company joins Sterling Financial Corporation – Bank of Lebanon County formed as Sterling Financial Corporation affiliate	Professional Services Group formed as Sterling Financial Corporation affiliate

Sterling Financial Trust Company formed from Bank of Lancaster County’s wealth management group and Bank of Hanover’s investment services group – Equipment Finance LLC joins Sterling Financial Corporation – Correspondent Services Group formed as Sterling Financial Corporation affiliate

Penn Sterling Bank formed as Sterling Financial Corporation affiliate – Delaware Sterling Bank formed as Sterling Financial Corporation affiliate – Sterling Financial Settlement Services, LLC, formed as Sterling Financial Corporation joint venture affiliate – Church Capital Management, LLC, joins Sterling Financial Corporation – Bainbridge Securities Inc. joins Sterling Financial Corporation

StoudtAdvisors, with CapRisk and the Lancaster Chamber Healthcare Plan, joins Sterling Financial Corporation – Lancaster Insurance Group, LLC, becomes a wholly-owned subsidiary of Sterling Financial Corporation – Pennsylvania State Bank joins Sterling Financial Corporation

							Delaware Sterling Bank & Trust Company opens as newly chartered bank – Infinity Investment Advisors acquired and becomes part of Church Capital Management

Bay Net Financial joins Sterling Financial Corporation – First National Bank of North East and Bay Net A Community Bank come together to serve Cecil and Harford counties in Maryland under the new name Bay First Bank – StoudtAdvisors and Professional Services Group sold as well as certain Lancaster Insurance Group, LLC accounts

Sterling’s Presence

In addition to Sterling Financial Corporation and Bank of Lancaster County, Lancaster is the headquarters for Equipment Finance, Town & Country Leasing, Sterling Financial Trust Company, Lancaster Insurance Group, Sterling Financial Settlement Services and Correspondent Services Group. Church Capital Management and Bainbridge Securities have their home offices in Yardley, Pa.

Corporate Headquarters:

Sterling Financial Corporation

101 North Pointe Blvd. • Lancaster, PA 17604-4133

www.sterlingfi.com • Symbol on NASDAQ Stock Market: SLFI

BUSINESS DESCRIPTIONS

BANKING SERVICES GROUP

Banks

•         Bank of Lancaster County, N.A. — provides consumer and commercial banking services to Lancaster County and Chester County, Pa., through 32 branches.

•         Bank of Lebanon County — provides consumer and commercial banking services in Lebanon County, Pa., through two branches in Lebanon.

•         Bank of Hanover and Trust Company — provides consumer and commercial banking services through 18 branches in York and Adams counties in Pennsylvania and Carroll County, Md.

•         Bay First Bank (formerly First National Bank of North East and Bay Net A Community Bank) — provides consumer and commercial banking services through six branches in Cecil and Harford counties in Maryland.

•         Delaware Sterling Bank & Trust Company — provides consumer and commercial banking services in northern Delaware through an office in Christiana, Del.

•         PennSterling Bank — provides consumer and commercial banking services in Berks County, Pa., through an office in Wyomissing and an office in Exeter Township.

•         Pennsylvania State Bank — provides consumer and commercial banking services through six branches in Dauphin and Cumberland counties, Pa.

Correspondent banking services

•         Correspondent Services Group — sells Sterling Financial Corporation’s correspondent banking services in the Mid-Atlantic region to other companies within the financial services industry from its Lancaster, Pa., headquarters.

Insurance services

•         Lancaster Insurance Group, LLC — provides a select group of banking-related insurance products from its headquarters in Lancaster, Pa.

•         Sterling Financial Settlement Services, LLC — provides title insurance and real estate settlement services for consumer and commercial customers from its Lancaster, Pa., headquarters.

FINANCIAL SERVICES GROUP

Specialty commercial financing

•         Equipment Finance LLC — provides financing for the soft pulp, logging and land-clearing industries, serving primarily the paper industry in the southeastern United States, from its headquarters in Lititz, Pa.

Fleet and equipment leasing

•         Town & Country Leasing, LLC — provides, as a national lessor, vehicle and equipment leasing and financing solutions to customers and vendors plus credit/portfolio management solutions to financial institutions from its headquarters in Lancaster, Pa.

Trust, investment and brokerage services

•         Bainbridge Securities Inc. — offers securities and investment products as a full-service broker-dealer to Sterling banking customers system wide from its headquarters in Yardley, Pa.

•         Church Capital Management, LLC — provides investment advisory and portfolio management services to Sterling banking customers system wide from its offices in Hanover, Hershey, Yardley and Lancaster, Pa.

•         Sterling Financial Trust Company — offers wealth management, investment and trust services from offices in Lancaster, York, Gettysburg and Hanover in Pennsylvania and an office in North East, Md.

“Sterling’s business model is revenue driven.”

FOCUS.

                “Keeping your eye on the ball” is a familiar sports phrase that is an appropriate way to describe Sterling’s approach to business planning and execution. Focusing on what is important — making sure the excitement of the moment doesn’t distract us from our mission or from proper execution — has been a theme of our company that has played out clearly this year.

                Our most deeply held values call for building strategies that balance the needs of our primary constituencies — our customers, our shareholders and our employees. This balanced approach to strategy provides a framework upon which future tactics and actions are evaluated. It gives us not only a centering perspective but also a common viewpoint and language throughout Sterling when discussing ideas and initiatives.

                Translating strategy into action requires aligning the right decision makers. An important decision early in 2006 was the appointment of a chief revenue officer, a senior executive who would provide leadership to the planning, team building and sales initiatives that impact multiple business lines. Because Sterling’s business philosophy is based on a revenue-driven model, it seemed natural to focus our energies across affiliates around revenue generation. Brad Scovill, former group executive for the Financial Services Group, was named to this post of chief revenue officer in February.

                Sterling takes business planning and execution seriously, with ongoing evaluations of progress against goals and potential for each affiliate and business line. In late 2006, when it became apparent that some portions of the insurance segment were unlikely to return to the performance anticipated, the company acted decisively to assess the situation and resolve it in a way that provided the best transition for our shareholders and customers.

EXECUTION.

                With the decision to create a chief revenue officer and the retirement of our former chief banking officer Tom Dautrich, we had some critical openings to fill. We were able to fill these resulting openings from a group of talented senior managers with the breadth to step into new roles. Among those who did were Tom Sposito, named chief banking officer; Bev Wise Hill, named group executive for the Financial Services Group; Dennis Ginder, named senior vice president for Business Services; Bob Coradi, named president and CEO of Bank of Hanover and Trust Company; Greg Lefever, named president and CEO of Bank of Lancaster County; Mark Ritter, named president and CEO of Sterling Financial Trust Company; and Craig Kauffman, named president and CEO of Pennsylvania State Bank. Greg Church, founder and chief executive officer of Church Capital Management, was asked to bring the wealth management, trust and securities businesses together under his leadership. Similarly, Chad Clabaugh, senior vice president for Retail Services across Sterling, was asked to take on this role in a full-time capacity.

                Among our most important steps during 2006 were validating our customer strategy and enhancing our ability to execute on it. We asked our customers for feedback on how we were doing and which areas made the greatest impact on their relationships. We asked them to tell us what we were doing well, and what we could be doing better. We listened and found that in general we have a loyal customer base that appreciates our customer partnership strategy and focus on building strong relationships. As pleased as we were to hear that, we were equally as pleased to hear their feedback when we asked where we could improve. The data and comments from these surveys are being utilized to help implement changes in our customer protocols and customer service processes that are already paying off in improved customer acquisition and retention.

                A major step to enhance the experience we provide to our customers is the training and technology initiative that is improving our capabilities for serving customers across our affiliates. This multi-year, multi-million dollar commitment makes it possible for us to electronically share referrals, view a comprehensive snapshot of each customer’s relationships across Sterling, and support those relationships even more effectively than in the past. Additional enhancements will be added over the next couple of years. While the technology that makes this possible is impressive, it is our employees executing more effectively on our customer strategy that makes it truly powerful.

                Sterling is positioning its banks and growing its presence in key emerging geographic markets: northern Maryland, northern Delaware and three central Pennsylvania counties — Dauphin, Cumberland, and Berks. Generally, Sterling looks for attractive, high-growth markets with a mix of business and consumer needs near growth centers.

                Sterling expanded its footprint into another attractive northern Maryland market during 2006. Rapidly growing Harford County, Md., sits adjacent to Cecil County, home of First National Bank of North East. Sterling Financial Corporation acquired Bay Net Financial, Inc. of Bel Air, Md., in Harford County in October, and joined its Bay Net A Community Bank with First National Bank of North East to establish Bay First Bank. With president and CEO Mike Gavin at the helm, Bay First Bank is a $255 million bank serving Harford and Cecil counties with six branches.

                We also have enhanced our facilities at Delaware Sterling Bank & Trust Company and opened two new Pennsylvania branches — an additional branch in the Reading area for PennSterling Bank and an additional Bank of Hanover and Trust Company branch in Gettysburg. Ground also was broken for a new Bay First Bank branch in Elkton, Md., and it is scheduled to open in the spring of 2007.

                Church Capital Management has developed a national presence through Greg Church’s frequent appearances as stock market and economic commentator on network business television programs. During 2006, he was a guest on “Bulls & Bears” on FOX, “Marketline” and “Morning Call” on Bloomberg and “Kudlow & Company” on CNBC as well as other nationally televised programs. His insights on the economy and specific stocks have also appeared in The Wall Street Journal, Forbes, Barron’s, Business Week, Investment News and The New York Times.

                A clear example of customer-focused execution is Town & Country Leasing — Sterling’s national fleet and equipment leasing company with a significant presence in the lease/finance industry. Town & Country now has a portfolio of more than $300 million in assets, and it covers a wide range of products, such as construction, medical, manufacturing and material handling equipment, service and sales vehicles and light/medium/heavy duty trucks, just to name a few. Town & Country’s relationships are based on its personalized approach to

[Graphic]

(left) Jim Schoch, President and CEO, Town & Country Leasing
(right) George Graner, President and CEO, Equipment Finance

“Diversity and balance are our strengths.”

customer service, focusing on flexibility, speed of delivery and simplicity. Town & Country specializes in customized financial solutions to meet the specific needs of its customers, allowing the customer to focus on core revenue generating objectives. Founded in 1958, Town & Country has customers in all 50 states.

                In looking at the big picture, we added services and discontinued some during 2006. We switched credit card vendors to take advantage of the broader range of services offered by First Bankcard’s VISA card. We also added new affordable mortgage products. Through our branches, we introduced gift cards which proved to be popular with our customers during the holiday shopping season.

                Business lines that we discontinued during 2006, as noted in the Operating Performance section on page 5, are human resources consulting services, employee benefits insurance brokerage services and property and casualty insurance. We continue to offer certain life insurance products as well as title insurance and real estate settlement services that are incidental to our banking business. Sterling Financial Settlement Services has grown since its formation in 2003 to be the 6th largest settlement services company in central Pennsylvania.

PERFORMANCE.

                Overall, we are pleased with our performance in a challenging year. Sterling increased the number of consumer and business households it serves significantly, through a combination of new household acquisitions, the addition of Bay Net Financial (Bay Net A Community Bank’s parent company) and improved retention. Deposits grew by over 17 percent, loans by 12 percent, and fee-based revenue by almost 13 percent.

                The shape of the yield curve in 2006 hurt many financial services companies that generate part of their income from the spread between deposit and loan rates. Sterling’s broad diversification, with fee-based revenue totaling 36 percent of total revenue, helps it weather difficult interest rate environments. Sterling’s continuing operations produced net income growth of 6.5 percent

[Graphic]

(left to right) Craig Kauffman, President and CEO, Pennsylvania State Bank; Bob Elder, President and CEO, Delaware Sterling Bank & Trust Company; Mike Gavin, President and CEO, Bay First Bank

and growth in diluted earnings per share of 6 percent, while maintaining strong credit quality and continuing to invest for the future. More financial information is available in the Financial Performance and Financial Highlights sections.

                One of Sterling’s true performance success stories is Equipment Finance LLC (EFI) — the company that provides equipment financing for the soft pulp, logging and land-clearing industries, serving primarily the paper industry in the southeastern United States. EFI is a leader in its industry and originated more than $115 million in new contracts with assets increasing 20 percent to more than $300 million in 2006. EFI’s portfolio is well diversified with nominal customer and industry concentration. Charge offs are insignificant, a tribute to the proactive relationship management practices of EFI.

                Sterling’s diversity and balance are our strengths. Our markets have strong economies led by agriculture, manufacturing, tourism, government, healthcare, technology, education and financial services. We also take pride in our stable, well-trained and customer-driven team of employees.

2006 HONORS

•       Sterling Financial Corporation received Mergent’s Dividend Achievers recognition for the fourth consecutive year for 10 or more consecutive years of paying regularly increasing dividends. Sterling has a 19-year record of consecutively increasing shareholder dividends.

•       Sterling Financial Corporation was among the 22 new companies added to America’s Finest Companies in its 16th annual/2007 edition. To be selected for inclusion, companies must have at least 10 straight years of higher dividends and/or earnings per share. America’s Finest Companies authors say the 318 companies in the book are well within the top 2 percent of all publicly traded companies in the United States. They focus on companies with strong balance sheets, great prospects and above-average dividend yields.

•       First National Bank of North East (now Bay First Bank) was named “Business of the Year” by the Cecil County Chamber of Commerce.

•       Sterling Financial Corporation was named for the fifth consecutive year as one of the fastest growing companies in central Pennsylvania (sources: Central Penn Business Journal and the accounting firm of Seligman, Friedman & Company, P.C.)

•       Church Capital Management was named one of the top 20 regional money management firms for the second straight year by the Philadelphia Business Journal.

NOTE: Central Penn Business Journal and the Philadelphia Business Journal are leading business publications in the markets Sterling serves in Pennsylvania.

[Graphic]

(left to right) Bob Coradi, President and CEO, Bank of Hanover and Trust Company; Ron Muller, President and CEO, PennSterling Bank; Greg Lefever, President and CEO, Bank of Lancaster County

CORPORATE SUPPORT

                Supporting revenue producers is the focus of corporate support functions. More so than ever in 2006, corporate support staff served as revenue enablers, providing back-office services that make the company run smoothly and free the frontline staff of work that can be centralized for effectiveness and efficiencies.

                The most dramatic of these services in 2006 was bringing online a customer-service initiative that is having a positive impact throughout the company. While this ongoing, multi-million dollar investment in technology and training is providing a state-of-the-art communications platform for referrals and consolidating data corporate-wide, it is how each employee uses the technology and training to focus on the customer that is giving us a competitive edge.

                Bringing Bay Net A Community Bank into the Sterling system and combining First National Bank of North East and Bay Net to form Bay First Bank in October required teamwork between line and support staffs as systems were converted, new employees welcomed and trained, facilities prepared and the new name communicated. Similar coordination was required for the successful openings of PennSterling Bank’s Shelbourne Square branch in Exeter near Reading, Pa., and Bank of Hanover’s Deatrick Commons branch in west Gettysburg, Pa.

                Using technology effectively, a common thread corporate-wide during 2006, enabled us to expedite the real estate secured loan process so the closing can be completed while the customer is applying for the loan rather than waiting for several days. Purchasing is using an intranet “print-on-demand” service rather than pre-printing and storing forms — a technology-driven cost savings initiative. Using sophisticated fraud detection technology to identify fraudulent checks, security is reducing Sterling’s exposure to losses and alerting retail customers to keep them current on ever-changing fraud trends and scams. Our Lancaster and Hanover connection centers, which serve inbound calls from bank customers, became “one” through new telephone communications which is decreasing wait time for talking with a representative and decreasing call abandonment rates.

                These are just a few examples of how teamwork across the company and the esprit de corps at Sterling produce superior execution and a performance that is focused on delivering solutions for our customers.

COMMUNITY SUPPORT

                Supporting the communities where we do business is an ongoing focus for Sterling. We are proud to be engaged through volunteerism, donations and sponsorships. Corporate-wide, countless hours of volunteer work and close to a million dollars were donated by us to worthy causes during 2006.

                Our United Way campaign produced record results with 60 percent of Sterling employees committing to a total pledge of $237,461 — a 10 percent increase over the 2005-2006 campaign.

                At Bank of Lebanon County and Pennsylvania State Bank, 100 percent of the employees contributed.

[GRAPHIC]

(left) Phil Schonour, Vice President, Special Projects, Sterling Financial Corporation; (right) Deanna Martin, Connection Center Sales & Service Manager, Sterling Financial Corporation

                Pennsylvania State Bank was one of four community banks in Pennsylvania recognized by the Federal Home Loan Bank of Pittsburgh with its “Pillars of the Community” Award for “exemplary work in supporting small-business growth” in the Harrisburg area.

                Sterling affiliates and the Sterling Financial Foundation have supported art, recreation, economic development, education, emergency services, health, history, preservation and housing development. Through community outreach support, we have provided assistance to youth, families, mental health programs, the disabled, the homeless and relief efforts.

                Notable during 2006 was Town & Country Leasing’s participation in the American Cancer Society’s Relay for Life and raising $38,236, bringing its eight year contribution total to $210,030. Bank of Lancaster County, Bank of Hanover and Pennsylvania State Bank employees supported separate Relay for Life events.

[Graphic]

Pennsylvania State Bank employees pitch in at food bank during United Way “Day of Caring”.

                Town & Country also collects donations and supplies year-round for the Milagro House, a safe haven for homeless mothers and their children. Town & Country and other Sterling affiliate employees are regular volunteers at the Milagro House.

                Equipment Finance’s annual golf tournament for the Make-A-Wish Foundation raised $8,500 which made it possible for a child and her family to go to Disney World. PennSterling Bank sponsored the Easter Seals Golf Classic in Berks County, Pa.

                During the United Way Day of Caring, employees from Bank of Lancaster County and Sterling Financial Corporation pitched in to wash school buses and clean up the banks of the Conestoga River. Pennsylvania State Bank employees helped at the Central Pennsylvania Food Bank, and Bank of Hanover employees assisted people with developmental disabilities at the ARC of Carroll County in Maryland.

                Led by King Knox, president of the Correspondent Banking Group, the concept of an education center for children at the Lancaster County Career & Technology Center was realized when The Early Childhood Education Center was opened in 2006.

                Individually and collectively, Sterling employees are making a positive impact in the communities that we serve. Our focus on communities is as important to us as focusing on our employees, our customers and our shareholders.

[GRAPHIC]

(left to right) Malinda Berardino, President and CEO, Bainbridge Securities; Mark Ritter, President and CEO, Sterling Financial Trust Company; Greg Church, Chairman, President and CEO, Church Capital Management

CONSOLIDATED BALANCE SHEETS

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

As of December 31,	2006	2005
(Dollars in thousands)

ASSETS
Cash and due from banks	$86,472	$79,509
Federal funds sold	61,017	30,203
Cash and cash equivalents	147,489	109,712
Interest-bearing deposits in banks	6,339	5,690
Short-term investments	3,119	2,156
Mortgage loans held for sale	4,136	3,200
Securities held-to-maturity (fair value 2006 – $21,644; 2005 – $29,169)	21,530	28,891
Securities available-for-sale	460,016	455,117
Loans, net of unearned income	2,360,526	2,104,086
Allowance for loan losses	(23,427)	(21,003)
Loans, net of allowance for loan losses	2,337,099	2,083,083)
Premises and equipment, net	48,983	43,498
Assets held for operating lease, net	89,120	73,636
Other real estate owned	45	60
Goodwill	88,670	67,770
Intangible assets	6,312	6,448
Mortgage servicing rights	3,177	3,011
Accrued interest receivable	13,979	12,304
Assets related to discontinued operations	—	16,836
Other assets	49,821	54,325

Total Assets	$3,279,835	$2,965,737

LIABILITIES
Deposits:
Non-interest-bearing	$311,881	$304,475
Now and money market	884,893	746,262
Savings	266,583	231,024
Time	1,152,555	944,526

Total Deposits	2,615,912	2,226,287

Short-term borrowings	78,833	140,573
Long-term debt	117,207	168,642
Subordinated notes payable	87,630	87,630
Accrued interest payable	10,332	8,821
Liabilities related to discontinued operations	—	498
Other liabilities	39,336	35,200

Total Liabilities	2,949,250	2,667,651

STOCKHOLDERS’ EQUITY
Preferred stock, no par value, 10.0 million shares authorized; no shares issued and outstanding	—	—
Common stock – $5.00 par value, 70.0 million shares authorized; issued 2006 – 29.7 million shares; 2005 – 29.1 million shares	148,642	145,692
Capital surplus	88,279	79,351
Escrowed shares (2006 – 0 shares; 2005 – 180,000 shares)	—	(2,926)
Retained earnings	92,404	72,849
Accumulated other comprehensive income	2,756	4,042
Common stock in treasury, at cost (2006 – 64,000 shares; 2005 – 45,000 shares)	(1,496)	(922)

Total Stockholders’ Equity	330,585	298,086
Total Liabilities and Stockholders’ Equity
	$3,279,835	$2,965,737

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation’s Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

For the years ended December 31,	2006	2005	2004
(Dollars in thousands, except per share data)
INTEREST AND DIVIDEND INCOME
Loans, including fees	$182,808	$149,762	$113,984
Debt securities
Taxable	10,626	10,852	12,458
Tax-exempt	10,089	10,439	10,493
Dividends	817	668	581
Federal funds sold	887	322	126
Short-term investments	314	135	39

Total interest and dividend income	205,541	172,178	137,681

INTEREST EXPENSE
Deposits	65,526	41,002	26,904
Short-term borrowings	5,742	3,000	2,039
Long-term debt	6,462	8,677	8,100
Subordinated notes payable	5,766	5,226	3,197

Total interest expense	83,496	57,905	40,240

Net interest income	122,045	114,273	97,441
Provision for loan losses	5,171	4,383	4,438

Net interest income after provision for loan losses	116,874	109,890	93,003

NON-INTEREST INCOME
Trust and investment management income	9,928	9,273	9,057
Service charges on deposit accounts	9,130	8,434	6,415
Other service charges, commissions and fees	5,481	4,752	3,824
Brokerage fees and commissions	3,087	3,023	3,351
Mortgage banking income	1,930	2,097	1,854
Rental income on operating leases	32,306	27,481	24,969
Other operating income	5,808	5,029	3,422
Security gains, net	1,485	861	2,071

Total non-interest income	69,155	60,950	54,963

NON-INTEREST EXPENSES
Salaries and employee benefits	57,852	54,267	46,486
Net occupancy	6,662	6,027	5,274
Furniture and equipment	8,034	7,165	6,866
Professional services	3,939	4,036	4,320
Depreciation on operating lease assets	26,459	22,958	21,084
Taxes other than income	2,838	2,590	2,198
Intangible asset amortization	1,428	1,535	952
Other	19,428	18,248	16,047

Total non-interest expenses	126,640	116,826	103,227

Income before income taxes	59,389	54,014	44,739
Income tax expenses	17,807	14,957	11,684

Net income from continuing operations	$41,582	$39,057	$33,055
Discontinued operations, net of taxes of ($2,723), $138 and $176	(5,130)	210	274
Net income	36,452	39,267	33,329

Per share information:
Basic earnings per share:
Continuing operations	$1.43	$1.35	$1.21
Discontinued operations	(0.17)	0.01	0.01

Net income	1.26	1.36	1.22
Diluted earnings per share:
Continuing operations	1.41	1.33	1.20
Discontinued operations	(0.17)	0.01	0.01

Net income	1.24	1.34	1.21
Dividends declared	0.580	0.538	0.496

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation’s Annual Report on Form 10-K.

[Graphic]

(left to right) Terrence L. Hormel, David E. Hosler, Dr. Richard H. Albright, Jr., W. Garth Sprecher, John E. Stefan, Glenn R. Walz, J. Roger Moyer, Jr., Anthony D. Chivinski, Joan R. Henderson, Howard E. Groff, Jr., Bertram F. Elsner, William E. Miller, Jr., and Michael A. Carenzo

Richard H. Albright, Jr., D.D.S.

Dentist, Specialist (practice limited to orthodontics)

Chairman, Audit Committee

Michael A. Carenzo

Senior Partner, CADWA Associates

Anthony D. Chivinski

Executive Vice President and Chief Operating Officer, Pennfield Corporation

Bertram F. Elsner

Chairman, Elsner Engineering Works, Inc.

NOTE: Mr.Elsner retired from the Sterling Board of Directors at the end of 2006. His dedicated and distinguished service over the past six years has been appreciated.

Howard Groff, Jr.

President, Howard E. Groff Company

Joan R. Henderson

President, J.R. Henderson & Associates, Inc.

Terrence L. Hormel

President, Hormel, Inc.

Chairman, Finance Committee

Chairman of the Board, Bank of Hanover and Trust Company

David E. Hosler, CPCU

Chief Operating Officer, Murray Insurance Associates, Inc.

Chairman, Corporate Governance and Nominating Committee

William E. Miller, Jr., Esquire

President, Miller & Associates, P.C.

Chairman of the Board, Pennsylvania State Bank

J. Roger Moyer, Jr.

President and Chief Executive Officer
Sterling Financial Corporation

W. Garth Sprecher

Senior Vice President, Corporate Secretary and Director D&E Communications, Inc.

Vice Chairman of the Board, Sterling Financial Corporation

Chairman, Executive Committee

Chairman, Management Development and Compensation Committee

John E. Stefan

Sterling Financial Corporation (former Chairman, President and Chief Executive Officer)

Glenn R. Walz, CPA

Vice President

Walz, Deihm, Geisenberger, Bucklen & Tennis, P.C., Certified Public Accountants

Chairman of the Board, Sterling Financial Corporation

Chairman of the Board, Sterling Investment Services

STERLING ART GRANT

College students in central Pennsylvania, northern Maryland and Delaware were invited to participate in the second Sterling Art Grant competition — a program designed to promote art education and to encourage thoughtful art as it relates to the business world. Twenty-six entries from five institutions were reviewed by a panel of professional designers and communicators, and the recipient of the 2006 Sterling Art Grant — Vickie Weiss from Harrisburg Area Community College —received $2500 from Sterling Financial Corporation. Her abstract depicting the word “Collaboration” inspired the cover and design of the 2006 Sterling Annual Review. Collaboration was the theme word for the 2006 Sterling Art Grant competition because communications and teamwork are integral to Sterling’s culture.

AFFILIATE BOARDS OF DIRECTORS

Bank of Lancaster County, N.A.

Brian W. Clements

Thomas P. Dautrich, Chairman

Howard E. Groff, Jr., Vice Chairman

Gregory S. Lefever

Dr. Francine G. McNairy

J. Roger Moyer, Jr.

Alice M. Sanders

John E. Stefan

Glenn R. Walz

NOTE: Calvin G. High, director of High Industries and a partner in High Properties and Lancaster Development Company, and E. Glenn Nauman, retired chairman of Nauman Construction, retired from the Bank of Lancaster County Board of Directors during 2006. They have served with distinction since 1976. Their guidance and leadership have been greatly appreciated.

Bank of Hanover and Trust Company

Michael D. Bross

Chad M. Clabaugh

Robert G. Coradi

S. Forry Eisenhart, Jr.

Bertram F. Elsner, Vice Chairman

J. Daniel Frock

Stewart E. Hartman, Jr.

Terrence L. Hormel,  Chairman

Mark A. Ritter

G. Lee Sturgill

Bay First Bank, N.A.

Brian D. Brunner

Richard E. Funke

Jennifer D. Goldbach, Vice Chairman

Michael P. Gavin

Donald B. Greenberg

Woodlan T. Jackson

John W. Jenkins

Michael R. Pugh

Linda S. Read

Richard M. Rosa

Robert C. Shoemaker

Thomas J. Sposito, II

Barry L. Williams

H. Norman Wilson, Jr., Chairman

Delaware Sterling Bank & Trust Company

Marsha Z. Borin

Brian DiSabatino, Chairman

Robert G. Elder

J. Roger Moyer, Jr.

Norman M. Oliver

Jeffrey W. Rollins

Joseph Setting II

Pennsylvania State Bank

Patricia Anastasio

Robert J. Dietz

Carl A. Hoffman, Jr.

Joseph M. Hummer, Sr., Vice Chairman

Craig L. Kauffman

John B. Lampi

William E. Miller, Jr., Chairman

Marion G. Molinari

John A. Obrock

William J. Sponaugle, Second Vice Chairman

Thomas J. Sposito, II

Paul H. Weidman, Jr.

Sterling Investment Services

Michael A. Carenzo

Gregory A. Church

Chad M. Clabaugh

Bruce M. Eckert

S. Forry Eisenhart, Jr., Vice Chairman

Beverly Wise Hill

Gregory S. Lefever

J. Roger Moyer, Jr.

Mark A. Ritter

J. Bradley Scovill

Thomas J. Sposito, II

John E. Stefan

Glenn R. Walz, Chairman

MANAGEMENT

Sterling Financial Corporation

J. Roger Moyer, Jr.

President and Chief Executive Officer

J. Bradley Scovill

Chief Revenue Officer

Tito L. Lima

Chief Financial Officer and Treasurer

Thomas J. Sposito, II

Chief Banking Officer

Beverly Wise Hill

Senior Vice President, Financial Services Group Executive

D. Kathleen Phillips

Senior Vice President, Group Executive and Chief Information Officer

Kathleen A. Prime

Senior Vice President, Group Executive and Chief People Officer

Chad M. Clabaugh

Senior Vice President, Personal Services

E. Dennis Ginder

Senior Vice President, Business Services

Jean Svoboda

Vice President, General Counsel and Secretary

Bainbridge Securities Inc.

Malinda Powers Berardino

President and Chief Executive Officer

Bank of Hanover and Trust Company

Robert G. Coradi

President and Chief Executive Officer

Bank of Lancaster County, N.A.

Gregory S. Lefever

President and Chief Executive Officer

Bank of Lebanon County

Thomas Showers

Senior Vice President, Market Area Executive

Bay First Bank

Michael P. Gavin

President and Chief Executive Officer

Church Capital Management, LLC

Gregory A. Church

Chairman, President and Chief Executive Officer

Correspondent Services Group

King T. Knox

President

Delaware Sterling Bank & Trust Company

Robert G. Elder

President and Chief Executive Officer

Equipment Finance LLC

George W. Graner

President and Chief Executive Officer

PennSterling Bank

Ronald H. Muller

President and Chief Executive Officer

Pennsylvania State Bank

Craig L. Kauffman

President and Chief Executive Officer

Sterling Financial Settlement Services, LLC

Virginia M. Fossa

Manager

Sterling Financial Trust Company

Mark A. Ritter

President and Chief Executive Officer

Town & Country Leasing, LLC

James C. Schoch

President and Chief Executive Officer

CORPORATE BACKGROUND

CORPORATE HEADQUARTERS

Sterling Financial Corporation

101 North Pointe Boulevard

 Lancaster, PA 17601-4133

 800-225-5252

STOCK

Sterling Financial Corporation’s common stock is traded on the Nasdaq Global

Select Market under the symbol SLFI. The Nasdaq Global Select Market is

NASDAQ’s market for companies that meet its highest listing standards.

WEB SITE

www.sterlingfi.com

DIVIDEND CALENDAR

Dividends on Sterling Financial Corporation’s common stock,

when declared, are customarily payable on the first business day of

 January, April, July and October.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the dividend reinvestment and stock purchase plan is to provide the shareholders of Sterling Financial Corporation with a simple and convenient method of reinvesting cash dividends and voluntary cash contributions in additional shares of the common stock of the company. For details of the plan or for general shareholder information, please contact:

 Sterling Financial Corporation

 Shareholder Relations

 101 North Pointe Blvd.

Lancaster, PA 17601-4133

 717-735-4066 or toll free 1-877-248-6420

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company

59 Maiden Lane, Plaza Level

 New York, NY 10038

 www.amstock.com

MARKET MAKERS

Boenning & Scattergood, Inc. — 1-800-842-8928

Ferris, Baker Watts, Inc. — 1-800-638-7411

Janney Montgomery Scott, LLC — 1-800-542-8846

Keefe, Bruyette & Woods, Inc. — 1-800-221-3246

Ryan Beck & Co. — 1-800-342-2325

SunTrust Robinson Humphrey — 1-877-266-6501